SARATOGA ADVANTAGE TRUST

OPERATING EXPENSE LIMITATION AGREEMENT

ALTERNATIVE STRATEGIES PORTFOLIO

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the ___ day of _____________, 2010, by and between Saratoga Advantage Trust, (the “Trust”), on behalf of the Alternative Strategies Portfolio, a series of the Trust (the “Fund”), and Ascentia Capital Partners, LLC, the investment adviser to the Fund (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the ___ day of _____________, 2010, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of the Fund’s respective classes is responsible for, and has assumed the obligation for, payment of expenses that have not been expressly assumed by the Adviser pursuant to the Investment Advisory Agreement; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES.  The Adviser hereby agrees to limit the current Operating Expenses of each share class of the Fund to an annual rate, expressed as a percentage of the average annual net assets of such share class, listed in Appendix A (the “Annual Limits”).  In the event that the current Operating Expenses of a share class of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will, on a monthly basis, either waive all or a portion of its advisory fee due from the Fund pursuant to the Investment Advisory Agreement or pay to the Fund an amount equal to the excess expense within 30 days of being notified that the Fund’s expenses exceed the Annual Limits.

2. DEFINITION.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses of the Fund and each of its classes, including the Adviser’s investment advisory fee detailed in the Investment Advisory Agreement and any Rule 12b-1 or similar marketing and distribution-related fees, but does not include any front-end or contingent deferred sales loads, taxes, leverage, interest, dividend and interest expenses on short sales, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary or non-routine expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES.   The Fund shall reimburse the Adviser any advisory fees waived or Fund expense payments paid by it pursuant to this Agreement, if in any year in which the Investment Advisory Agreement is still in effect, the estimated Operating Expenses of any share class of the Fund for the fiscal year are less than the corresponding Annual Limit for that year, subject to quarterly approval by the Trust’s Board of Trustees.  The total amount of reimbursement to which the Adviser may be entitled (the “Reimbursement Amount”) shall not exceed an amount that would cause the operating share class of the Fund to exceed its corresponding Annual Limit.  Subject to the foregoing, the Reimbursement amount shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund pursuant to this Agreement, during any of the previous three (3) fiscal years, less any reimbursement previously paid by the Fund to the Adviser with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

The Adviser is also entitled to receive from the Fund reimbursement of any advisory fees waived from and/or expenses paid on behalf of the Alternative Strategies Mutual Fund (the “Predecessor Fund”), a series of Trust for Professional Managers (“TPM”), pursuant to the terms of that certain Operating Expense Limitation Agreement by and between the Adviser and TPM, provided that such reimbursement does not cause the Operating Expenses of any share class of the Fund to exceed its corresponding Annual Limit.   Such reimbursement may be made at any time during the three fiscal years following the waiver of such advisory fees or payment of such Predecessor Fund expenses.

4. TERM.  This Agreement shall become effective with respect to the Fund as of the date first above written and shall continue for an initial term through _________, 2011.   This Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved at least annually by the Board of Trustees of the Trust and the Adviser.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate immediately upon the termination of the Investment Advisory Agreement.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SARATOGA ADVANTAGE TRUST

ASCENTIA CAPITAL PARTNERS, LLC

on behalf of the

Alternative Strategies Mutual Fund

By:

_________________

By:

Name:

Bruce Ventimiglia

Name:

Stephen McCarty

Title:

President

Title:

President

Appendix A

Alternative Strategies Mutual Fund

Operating Expense Limit

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Class A

2.75% of average net assets

Class I

2.50% of average net assets